[DILL DILL CARR STONBRAKER & HUTCHINGS P.C.
LETTERHEAD]
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Felicity Tompkins
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada




September 14, 2005



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      PATCH INTERNATIONAL, INC.
         10-KSB FOR THE FISCAL YEAR ENDED MAY 31, 2004
         FILED OCTOBER 18, 2004
         RESPONSE LETTER DATED JUNE 9, 2005
         FILE NO. 000-28627

Dear Mr. Schwall:

Pursuant your request and as discussed with Mr. Wojciechowski, we are filing responses of Patch International Inc. (the "Company') to the comments of the Staff in its letter dated July 12, 2005. For your convenience, the comments are set forth below, together with the Company's responses.

10-KSB FOR THE YEAR ENDED MAY 31, 2004

GENERAL

1. IN YOUR LETTER DATED JUNE 9, 2005, SEVERAL OF YOUR RESPONSES INDICATE YOU WILL CLARIFY OR MAKE CHANGES TO FUTURE FILINGS. PLEASE ENSURE THE CHANGES YOU INDICATE YOU WILL MAKE ARE INCLUDED IN YOUR AMENDMENT TO THE 2004 FORM 10-K.

         RESPONSE: As discussed with Mr. Wojciechowski on September 8, 2004, the Company is not filing an amendment to its 2004 Form 10-K. Instead, the 2005 Form 10-K includes a restated 2004 balance sheet and a footnote in the financial statements disclosing restated quarterly information for the quarters ended November 30, 2003, February 29, 2004, August 31, 2004, and November 30, 2004.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005
Page 2


         In addition, the disclosure in Item 2. Description of Property has been revised to address comments 1 and 2 contained in the Staff's letter of May 27, 2005. With respect to comment 3 of the May 27, 2005 letter, it appears that the table of productive wells in the 2004 10-K did in fact reflect 24 wells - 19 gross oil wells and 5 gross gas wells. The actual number of gross gas wells should have been 4, making the total 23. That number would have tied to the disclosure under "Drilling Activity".

NOTE 3 - ACQUISITION OF SUBSIDIARY, PAGE F-7

2. IN RESPONSE TO COMMENT 7 FROM OUR LETTER DATED MAY 27, 2005, YOU EXPLAIN THE REASONS YOU CONSIDERED PATCH ENERGY TO BE THE ACQUIRING ENTITY IN THE REVERSE ACQUISITION OF PRAXIS PHARMACEUTICALS. PLEASE INCLUDE A SIMILAR DISCUSSION IN YOUR AMENDMENT TO THE 2004 10-K, SO THAT THE READERS WILL ALSO UNDERSTAND THE REASONS FOR THE CHARACTERIZATION OF PATCH ENERGY AS THE ACQUIRER.

         RESPONSE:  Please see the disclosure contained in note 4 on page F-9.

NOTE 5 - AVAILABLE-FOR-SALE SECURITIES, PAGE F-8

3. WE NOTE YOUR RESPONSE TO COMMENT 8 FROM OUR LETTER DATED MAY 27, 2005, INDICATING THAT YOU ATTRIBUTED A 20% DISCOUNT TO EACH OF THREE FACTORS IN DETERMINING THE DISCOUNTED VALUE OF YOUR INVESTMENT, AND THAT YOU PLAN TO REDUCE THIS DISCOUNT GRADUALLY AS YOU APPROACH THE DATE THAT YOUR INVESTMENT SHARES ARE NO LONGER RESTRICTED, WHEN THE INVESTMENT WILL BE REFLECTED AT MARKET VALUE. GIVEN THAT YOUR SHARES ARE RESTRICTED FROM TRADING, THE GUIDANCE IN PARAGRAPH 3(A) AND FOOTNOTE 2 OF SFAS 115 WOULD SEEM TO PRECLUDE ACCOUNTING FOR YOUR INVESTMENT SHARES AS AVAILABLE-FOR-SALE SECURITIES. PLEASE REFER TO PARAGRAPH 6(A) OF APB 18 FOR GUIDANCE IN APPLYING THE COSTS METHOD OF ACCOUNTING FOR YOUR INVESTMENT, UNTIL READILY DETERMINABLE MARKET PRICES ARE AVAILABLE AND YOU ARE ABLE TO FOLLOW THE GUIDANCE IN PARAGRAPHS 12 AND 13 OF SFAS 115.

         RESPONSE: Paragraph 3(a) reads, in part, "THE FAIR VALUE OF AN EQUITY SECURITY IS READILY DETERMINABLE IF SALES PRICES OR BID-AND-ASKED QUOTATIONS ARE CURRENTLY AVAILABLE..." However, it then adds the sentence "RESTRICTED STOCK DOES NOT MEET THAT DEFINITION."

         Footnote 2 defines the term Restricted Stock as follows: "Restricted stock, FOR THE PURPOSES OF THIS STATEMENT, MEANS EQUITY SECURITIES FOR WHICH SALE IS RESTRICTED BY GOVERNMENTAL OR CONTRACTUAL REQUIREMENT (OTHER THAN IN CONNECTION WITH BEING PLEDGED AS COLLATERAL) EXCEPT IF THAT REQUIREMENT TERMINATES WITHIN ONE YEAR OR IF THE HOLDER HAS

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005
Page 3

         THE POWER BY CONTRACT OR OTHERWISE TO CAUSE THE REQUIREMENT TO BE MET WITHIN ONE YEAR. ANY PORTION OF THE SECURITY THAT CAN BE REASONABLY EXPECTED TO QUALIFY FOR SALE WITHIN ONE YEAR, SUCH AS MAY BE THE CASE UNDER RULE 144 OR SIMILAR RULES OF THE SEC, IS NOT CONSIDERED RESTRICTED."

         Paragraph 3(b) reads, "THE FAIR VALUE OF AN EQUITY SECURITY TRADED ONLY IN A FOREIGN MARKET IS READILY DETERMINABLE IF THAT FOREIGN MARKET IS OF A BREADTH AND SCOPE COMPARABLE TO ONE OF THE U.S. MARKETS REFERRED TO ABOVE."

         Management believes that upon the investment in the equity securities of Pharmaxis Ltd. becoming listed on the Australian Stock Exchange ("ASX") on November 10, 2003, that the fair value is readily determinable, as the ASX is believed by management to be of a breadth and scope comparable to the U.S. markets. Therefore management believes that accounting for the investment under SFAS 115 is applicable, and paragraph 3(b) does not preclude the investment from its fair value being readily determinable. Therefore, under SFAS 115, the investment should be recognized at fair value.

         However, as the investment is subject to restriction terms for a two-year period commencing upon the listing of Pharmaxis on ASX, the investment meets the definition of restricted stock under footnote 2 for the period from November 10, 2003 to November 10, 2004. Accordingly, the investment should be recognized at cost for fiscal periods ending prior to November 10, 2004. This will result in the restatement of the Company's prior financial statements for the fiscal periods ended November 30, 2003, February 28, 2004, May 31, 2004 and August 31, 2004.

         For the period subsequent to November 10, 2004, the investment does not meet the definition of restricted stock under footnote 2, and management believes the investment should be recognized at fair value in accordance with SFAS 115.

         Fair value is defined under SFAS 115 as "THE AMOUNT AT WHICH AN ASSET COULD BE BOUGHT OR SOLD IN A CURRENT TRANSACTION BETWEEN WILLING PARTIES, THAT IS, OTHER THAN IN A FORCED OR LIQUIDATION SALE. QUOTED MARKET PRICES IN ACTIVE MARKETS ARE THE BEST EVIDENCE OF FAIR VALUE AND SHOULD BE USED AS THE BASIS FOR THE MEASUREMENT, IF AVAILABLE. IF A QUOTED MARKET PRICE IS AVAILABLE, THE FAIR VALUE IS THE PRODUCT OF THE NUMBER OF TRADING UNITS TIMES THAT MARKET PRICE..."

         Therefore under SFAS 115, the investment should be recognized at fair value using the quoted market price of Pharmaxis times the number of shares held by the Company, being 11,000,000 shares.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005
Page 4



         However, assets are defined under CON 6 as "probable future economic benefits..."

         Management does not believe that recognizing the carrying amount of the Pharmaxis investment at current quoted market price meets the definition of assets, as the market value of the investment is not representative of realizable value. Therefore, management has determined that a discount to the market value of the investment is appropriate and warranted.

         The discount used by management was determined by taking into account the following factors:

         a)   Large block holding of shares.
         b) Shares are restricted from trading until November 2005, with approximately 14,000,000 shares held by other investors also becoming unrestricted at the same time.
         c) Risk that investee, a research and development start-up company, will not sustain sufficient market interest or effective operations until the shares can be sold.

         At November 30, 2004, the Company discounted the market price by 30% of the quoted market price. At February 28, 2005, the Company discounted the market price by 22.5% of the quoted market price.

         The discounted fair value amounts, individually and in the aggregate, represent management's best estimate of the realizable value of its investment at the time the financial statements were prepared, taking into account management's expectation of when realization will occur. The Company is not represented on the investee's Board of Directors and the Company has no information regarding the investee other than information publicly available to all investors.

         The discount method is reviewed continually to take into account any factors which may impact the discount criteria used. To date, management has consistently applied the basis of calculating and applying the discount.

         Therefore, management believes that the above method of accounting for the investment properly reflects the substance of SFAS 115 in recognizing unrealized holding gains and losses in available-for-sale securities. Although this method results in a lower carrying amount for the investment than applying the full quoted market price, management believes it is a better representation of the realizable value.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2005
Page 5


ENGINEERING COMMENTS

RESERVE QUANTITY INFORMATION (UNAUDITED), PAGE F-15

4. YOUR RESPONSE TO COMMENT 10 FROM OUR LETTER DATED MAY 27, 2005 STATES THAT YOUR RESERVE ESTIMATES WERE PREPARED IN ACCORDANCE WITH THE CANADIAN OIL AND GAS EVALUATION HANDBOOK. YOUR RESERVE ESTIMATES MUST COMPLY WITH RULE 4-10(A) OF REGULATION S-X. PLEASE AFFIRM TO US THAT YOUR ESTIMATES ADHERE TO RULE 4-10 OR AMEND YOUR DOCUMENT TO MAKE IT SO. GUIDANCE IS AVAILABLE AT OUR WEBSITE, HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN.SHTML|CURRENT ISSUES AND
         RULEMAKING PROJECTS OUTLINE|OUTLINE IN PDF FORMAT|CLARIFICATION OF OIL AND GAS RESERVE DEFINITIONS AND REQUIREMENTS.

         RESPONSE: The Company hereby affirms that its estimates adhere to Rule 4-10 of Regulation S-X.

Please contact the undersigned if you have any questions or comments about this letter.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Cc:      Patch International Inc.
         Morgan & Company